Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

April 26, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 1, 2013
Quarterly Report on Form 10-Q for the Period Ended February 28, 2013
Filed April 9, 2013
File No. 001-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 19, 2013, regarding the above referenced Form 10-K, Proxy Statement and Form 10-Q.

For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2012

17. Supplemental Financial Information, page 126

Comment No. 1

We note your response to comment eight in our letter dated March 22, 2013. Please address the following comments concerning the misstatements you discuss in your response:

•

We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries paid the Parent $319 million dividend in 2012. However, the amount you state on page 8 of your response letter that should be reflected under the Guarantor column in the financing cash flows section for the dividend payment is $374 million. We note similar inconsistencies with fiscal years 2011 and 2010.

•

We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries received $55 million in dividend payments from the Non-Guarantor subsidiaries. However, you do not include the $55 million dividend payment in the dividends line item of the cash flow statement included in your 2012 Form 10-K or in the revised presentation on page 8 of your response letter.

•

Please provide us with an explanation for the “other adjustments identified” of $38.3 million. We note that this adjustment reduces the Parent’s operating cash flows by 15% after taking into account the $494.2 million non-cash item, and increases the Guarantors’ operating cash flows by 22.6% after taking into account the $460 million non-cash item, $319 million dividend payment to the Parent, and $55 million dividend from the Non-Guarantor subsidiaries.

•

Please provide us with an explanation for the non-cash items that should have been adjusted in the Parent and Guarantor subsidiaries’ operating cash flows for fiscal year 2011. We note that this adjustment increases the Parent’s operating cash flows by 76.4%, and decreases the Guarantor subsidiaries’ operating cash flows by 154%.

Response to Comment No. 1

In order to facilitate Lennar’s response in a manner that addresses each of the Staff’s specific comments bulleted in Comment 1, Lennar has separated the comment into various responses (A-D) and provided a response to each specific bullet as follows:

Comment No. 1 (A)

We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries paid the Parent $319 million dividend in 2012. However, the amount you state on page 8 of your response letter that should be reflected under the Guarantor column in the financing cash flows section for the dividend payment is $374 million. We note similar inconsistencies with fiscal years 2011 and 2010.

Response to Comment No. 1 (A)

The difference between the $319 million dividend paid discussed on page 7 of our response letter dated April 8, 2013 and the $374 million that should be reflected under the Guarantor column in the financing cash flow section for the dividend payment is the $55 million discussed in the subsequent bullet of your comment (Comment No.1 (B)). The additional $55 million relates to distributions of earnings from Non-Guarantor subsidiaries to Guarantor subsidiaries, which were subsequently distributed by the Guarantor subsidiaries to the Parent, in addition to the $319 million generated by the Guarantor subsidiaries, as dividends from the Guarantor subsidiaries totaling $374 million. The inconsistencies in fiscal years 2011 and 2010, as noted by the Staff, are the same as noted by the Staff for fiscal 2012, but in those years the amounts were $45.9 million and $34.6 million, respectively.

Comment No. 1 (B)

We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries received $55 million in dividend payments from the Non-Guarantor subsidiaries. However, you do not include the $55 million dividend payment in the dividends line item of the cash flow statement included in your 2012 Form 10-K or in the revised presentation on page 8 of your response letter.

Response to Comment No. 1 (B)

The $55 million is not in the revised presentation on page 8 of our response letter dated April 8, 2013 because page 8 of the response letter only discusses the differences between the numbers as originally filed and the as corrected amounts. The $55 million dividend paid by the Non-Guarantor subsidiaries to the Guarantor subsidiaries was correctly included as a cash outflow in the intercompany line item in the financing section of the consolidating statement of cash flows in the Non-Guarantor subsidiaries column as originally filed in accordance with ASC 230-10-45-13.

Our statement on page 7 of our response letter dated April 8, 2013 regarding the Guarantor section shows that the Guarantor subsidiaries received $55 million in dividend payments from the Non-Guarantors as a “return on” investment. The $55 million dividend payment is netted in the Non-Guarantor’s intercompany line item of the consolidating statement of cash flows as disclosed to you on page 11 (response to comment No. 8 (C)) of our response letter dated April 8, 2013. This presentation is in accordance with ASC 230-10-45-13 with regard to cash transfers between the Parent, the Guarantor and Non-Guarantor subsidiaries, as discussed in our response letter dated April 8, 2013, due to Lennar’s centralized cash management arrangement with its subsidiaries.

In accordance with ASC 230-10-45-8, since that activity associated with the aforementioned centralized cash pool is quick, amounts are large and the arrangement in effect operates as a revolving credit facility, Lennar continues to believe that the net presentation of such activity as a financing activity with regard to its subsidiaries is the appropriate presentation and as such has reflected the activity within the intercompany activity line in the financing section of the Guarantor statement of cash flows in both its most recent Form 10-K and Form 10-Q filed with the Commission.

Comment No. 1 (C)

Please provide us with an explanation for the “other adjustments identified” of $38.3 million. We note that this adjustment reduces the Parent’s operating cash flows by 15% after taking into account the $494.2 million non-cash item, and increases the Guarantors’ operating cash flows by 22.6% after taking into account the $460 million non-cash item, $319 million dividend payment to the Parent, and $55 million dividend from the Non-Guarantor subsidiaries.

Response to Comment No. 1 (C)

The other adjustments of $38.3 million related to a deferred income tax benefit that had been allocated in the statement of operations for the year ended November 30, 2012 between the Parent, the Guarantor subsidiaries and the Non-Guarantor subsidiaries, but which did not get allocated properly when the consolidating statement of cash flows was originally prepared for inclusion in the supplemental financial information, as was subsequently determined when Lennar updated its analysis. As noted on page 9 of our response letter dated April 8, 2013, in assessing the misstatements relative to the users of Lennar’s financial statements, and in particular, the users of the supplemental information, Lennar considered both quantitative and qualitative factors and determined based on qualitative factors that the misstatements for each of the three years ended November 30, 2012 were immaterial. The significant qualitative factors that Lennar considered are from the perspective of the debt holders’ looking at the Parent as the issuer and the Guarantor subsidiaries collectively as a group, since the purpose of the supplemental information is to provide information to holders of guaranteed notes, and because both the Parent and the Guarantor subsidiaries are obligated with regard to the guaranteed notes since the guarantees are joint and several. From this perspective, the debt holders would view the Parent and Guarantor subsidiaries together and would be most interested in changes to the Non-Guarantor cash flows. This misstatement does not change the Non-Guarantor cash flows and does not change the combined operating cash flows of the Parent and the Guarantor subsidiaries. Therefore, the misstatement was determined to be immaterial.

Comment No. 1 (D)

Please provide us with an explanation for the non-cash items that should have been adjusted in the Parent and Guarantor subsidiaries’ operating cash flows for fiscal year 2011. We note that this adjustment increases the Parent’s operating cash flows by 76.4%, and decreases the Guarantor subsidiaries’ operating cash flows by 154%.

Response to Comment No. 1 (D)

The non-cash items that should have been adjusted in the Parent and Guarantor subsidiaries’ operating cash flows for fiscal year 2011 related to the adjustment of $62.7 million for equity in loss from unconsolidated entities which had been incorrectly reflected as a reduction of operating activities in the Parent column and should have been reflected as an addition to operating activities in the Guarantor column as it related to equity in loss of unconsolidated entities that was included in the net earnings of the Guarantor subsidiaries.

The following discussion should be read in conjunction with Exhibit 1 of our previous response letter dated April 8, 2013. The adjusting entry corrects the amounts that were detailed in Exhibit 1 of our previous response letter dated April 8, 2013, where we originally had a deduction to the Parent’s operating activities of $62.7 million and an add back to the Guarantor subsidiaries of $124.8 million. After the adjusting entry there is no deduction or addback to the Parent’s operating activities related to equity in loss from unconsolidated entities and the Guarantor subsidiaries have an addback of $62.1 million related to Lennar Homebuilding equity in loss from unconsolidated entities, which when combined with the $0.1 million other adjustment identified on page 8 of our previous response letter dated April 8, 2013, equals the Lennar

Homebuilding equity in loss from unconsolidated entities of $62.2 million in the Guarantor subsidiaries column in the consolidating statement of operations for the year ended November 30, 2011. We note that this adjustment increases the Parent’s operating cash flows by 76.4%, and decreases the Guarantor subsidiaries’ operating cash flows by 154%, however, as noted on page 9 of our previous response letter dated April 8, 2013, in assessing the misstatements relative to the users of Lennar’s financial statements and its related disclosure of the supplemental information, Lennar considered both quantitative and qualitative factors and determined that the misstatements for each of the three years ended November 30, 2012 is immaterial based on qualitative factors. The significant qualitative factors that Lennar considered are from the perspective of the debt holders’ looking at the Parent as the issuer and the Guarantor subsidiaries collectively as a group, since the purpose of the supplemental information is to provide information to holders of guaranteed notes, and because both the Parent and the Guarantor subsidiaries are obligated with regard to the guaranteed notes since the guarantees are joint and several. From this perspective, the debt holders would view the Parent and Guarantor subsidiaries together and would be most interested in changes to the Non-Guarantor cash flows. This misstatement does not change the Non-Guarantor cash flows and does not change the combined operating cash flows of the Parent and the Guarantor subsidiaries. Therefore, the misstatement was determined to be immaterial.

Based on the comments received from the Staff, even though the Company determined the misstatements to be immaterial, beginning with our second quarter Form 10-Q, the Company will correct the prior year misstatements in future filings.

Comment No. 2

Please address the following regarding the consolidating statements of cash flows and your response to prior comment eight:

•

We note that you have determined that you have made a policy decision that all cash receipts (i.e., distributions) to the Parent from the Guarantor and Non-Guarantor subsidiaries are to be reflected as either a dividend (i.e., return on investment) or the return of investment in the cash flow statement. Please tell us the consequences of this accounting policy decision on your intercompany receivables and payables and on your investment in subsidiaries line items in the balance sheets. Specifically, please explain to us how you concluded that these are valid receivables and payables instead of capital transactions. Please also tell us how you reflected the dividend payments by the subsidiaries to the Parent in the balance sheets.

•

We note your statement that the withdrawal by the subsidiaries from the centralized cash pool managed by the Parent would be reflected as a cash outflow from investing activities by the Parent. However, we note that you have included this activity as a financing activity for the Parent in the 2012 Form 10-K. Please address this potential contradiction between your statement on the appropriate accounting and how you presented the activity in the Parent stand-alone financial statement. Please refer to ASC 230-10-45-13(a) for guidance.

•

Please provide us with an explanation for the line items, (Increase) decrease in receivables and Increase in Parent Company accounts payable, reflected in the operating cash flows reconciliation for fiscal year 2010. Please also provide us with the specific reference to ASC 230 that supports your classification.

•

We continue to note that you have not presented dividend payments by the Guarantor and/or the Non-Guarantor subsidiaries in the financing cash flows section of the condensed consolidating statement of cash flows included in your first quarter of fiscal year 2013 Form 10-Q. Further, it does not appear as though you have made the error corrections you identified in your response letter for the first quarter of fiscal year 2013.

Response to Comment No. 2

In order to facilitate Lennar’s response in a manner that addresses each of the Staff’s specific comments bulleted in Comment 2, Lennar has separated the comment into various responses (A-D) and provided a response to each specific bullet as follows:

Comment No. 2 (A)

We note that you have determined that you have made a policy decision that all cash receipts (i.e., distributions) to the Parent from the Guarantor and Non-Guarantor subsidiaries are to be reflected as either a dividend (i.e., return on investment) or the return of investment in the cash flow statement. Please tell us the consequences of this accounting policy decision on your intercompany receivables and payables and on your investment in subsidiaries line items in the balance sheets. Specifically, please explain to us how you concluded that these are valid receivables and payables instead of capital transactions. Please also tell us how you reflected the dividend payments by the subsidiaries to the Parent in the balance sheets.

Response to Comment No. 2 (A)

The Company’s accounting policy is to treat cash received from its subsidiaries to the extent of net earnings from such subsidiaries as a dividend and accordingly a ‘return on’ investment in the cash flow statement. Any cash in excess of the net earnings received by the Parent from such subsidiaries is treated as a ‘return of’ investment in the cash flow statement. Since more cash is generally swept back by the Parent from its subsidiaries than what the subsidiaries generate in net earnings during any reporting period, the entire net earnings of the subsidiaries is in essence a ‘return on’ investment for the Parent and is treated as a dividend and the balance of the cash received by the Parent is treated as a ‘return of’ investment.

Cash flows from the Parent’s subsidiaries to the Parent that are determined to be a return on investment are included in the Parent’s investments in subsidiaries line item in the balance sheet with a corresponding entry to the stockholders’ equity line item in the subsidiaries’ balance sheet. Regarding the remaining cash flows, if any, from the Parent’s subsidiaries to the Parent which flow through the intercompany line items on the balance sheets, we have concluded that the intercompany accounts represent valid receivables and payables because activities within these accounts operate like a revolving credit facility and those balances are routinely being repaid. We would have determined these activities to be capital transactions only if there were no revolver-like inflows and outflows between the Parent and its subsidiaries whereby the intercompany receivables and payables were not repaid. Dividend payments by the subsidiaries to the Parent are reflected in the Parent’s investments in subsidiaries line item and in the subsidiaries’ stockholders’ equity line item in the balance sheets. Please note that the Parent’s investments in subsidiaries line item equals the subsidiaries’ stockholders’ equity line item in the balance sheets.

To further clarify the information above, assume the Parent advances a subsidiary $100,000 for the cost to build a home and the subsidiary builds the home and then sells it for $125,000, which results in earnings of $25,000. The subsidiary then distributes $125,000 back to the Parent. The $25,000 represents a dividend from the subsidiary to the Parent. The remaining $100,000 has been fully repaid and thus represented a valid receivable and payable like a revolving credit facility between the Parent and the subsidiary. The net results of this transaction is that the Parent’s investments in subsidiaries and the subsidiary’s stockholders’ equity both increased by $25,000.

Comment No. 2 (B)

We note your statement that the withdrawal by the subsidiaries from the centralized cash pool managed by the Parent would be reflected as a cash outflow from investing activities by the Parent. However, we note that you have included this activity as a  financing activity for the Parent in the 2012 Form 10-K. Please address this potential contradiction between your statement on the appropriate accounting and how you presented the activity in the Parent stand-alone financial statement. Please refer to ASC 230-10-45-13(a) for guidance.

Response to Comment No. 2 (B)

The statement on page 11 of our previous response letter dated April 8, 2013 says that in accordance with ASC 230-10-45-13, generally, a withdrawal by subsidiaries from the centralized cash pool managed by the Parent would be reflected as a cash outflow of the Parent from investing activities. However, in accordance with ASC 230-10-45-8, since that activity associated with the aforementioned centralized cash pool is quick, amounts are large and the arrangement in effect operates as a revolving credit facility, Lennar continues to believe that the presentation of that withdrawal as a financing activity of the subsidiaries is appropriate and as such has reflected the net amount of the activity within the intercompany activity line in the financing section of the Parent, Guarantor subsidiaries and Non-Guarantor subsidiaries columns in the statement of cash flows.

Comment No. 2 (C)

Please provide us with an explanation for the line items, (Increase) decrease in receivables and Increase in Parent Company accounts  payable, reflected in the operating cash flows reconciliation for fiscal year 2010. Please also provide us with the specific reference to ASC 230 that supports your classification.

Response to Comment No. 2 (C)

The (increase) decrease in receivables of $331 million in the Parent Company for fiscal 2010 related to a decrease in tax receivables as the Company received a tax refund from the IRS. The $54 million decrease in receivables for the Guarantor subsidiaries related primarily to a decrease in Lennar Homebuilding receivables, net, of which approximately $39 million related to the receipt of an insurance receivable. The $44 million increase in receivables by the Non-Guarantor subsidiaries related primarily to a $27 million increase in Receivables, net in the Lennar Financial Services segment and $17 million increase in Loans Receivable in the Rialto Investments segment. The increase in the Parent Company accounts payable related primarily to a gross up of the cash and accounts payable as a result of a negative cash amount in some of the Parent’s cash accounts. This amount increased from 2009 to 2010.

The specific ASC that supports Lennar’s classification is ASC 230-10-45-28, which states that entities that choose not to provide information about the major classes of operating cash receipts by the direct method shall determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income of a business entity to reconcile it to net cash flow from operating activities. In accordance with ASC 230-10-45-28(a) those reconciling items include accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables. It was included in the adjustments to reconcile net earnings to cash provided by (used in) the operating activities section of Exhibit 1, instead of the changes in assets and liabilities section, in our response letter dated April 8, 2013 because we were reconciling back for the Staff to the amounts that were provided in our response to Comment No. 26 on page 13 of our response letter dated March 19, 2013.

Comment No. 2 (D)

We continue to note that you have not presented dividend payments by the Guarantor and/or the Non-Guarantor subsidiaries in the  financing cash flows section of the condensed consolidating statement of cash flows included in your first quarter of fiscal year 2013 Form 10-Q. Further, it does not appear as though you have made the error corrections you identified in your response letter for the  first quarter of fiscal year 2013.

Response to Comment No. 2 (D)

The dividend payment by the Guarantor and/or the Non-Guarantor subsidiaries is presented in the financing cash flow section of the condensed consolidating statement of cash flows included in our first quarter of fiscal year 2013 Form 10-Q. The dividend payment is netted in the intercompany line item of the consolidating statement of cash flows as disclosed to the Staff on page 11 (response to comment No. 8 (C)) of our response letter dated April 8, 2013. This presentation is in accordance with ASC 230-10-45-13 with regard to cash transfers between the Parent, the Guarantor and Non-Guarantor subsidiaries. The Parent has a centralized cash management arrangement with its subsidiaries in which the Parent’s subsidiaries’ cash requirements are met through withdrawals from a centralized cash pool managed by the Parent. In future filings, we will separate the intercompany dividends from the intercompany line item and show two intercompany line items, intercompany dividends and intercompany. We note that we have made all the corrections we identified in our response letter for the first quarter of fiscal year 2013. However, we did not correct the misstatements related to the period ended February 29, 2012 and as of November 30, 2012 because as discussed in our response letter dated April 8, 2013, we had determined those misstatements were not material.

Based on the comments received from the Staff, even though the Company determined the misstatement to be immaterial, beginning with our second quarter Form 10-Q, the Company will correct the prior year misstatements in future filings.

Comment No. 3

We note that your Non-Guarantor subsidiaries have cash and cash equivalents, restricted cash, and receivables, net of $22.3 million, $20.5 million, and $24.9 million as of February 28, 2013, November 30, 2012, and November 30, 2011, respectively. We also note  from the consolidating statements of cash flows that the ending cash and cash equivalents balances for the Non-Guarantor subsidiaries are $134.1 million, $164.9 million, and $127.3 million as of February 28, 2013, November 30, 2012, and November 30, 2011, respectively. Please tell us the amount of restricted cash and receivables, net you have included in the balance sheet line item  for each of these periods; how you determined your combined presentation complies with Article 10 of Regulation S-X; and how you determined negative balances should be included in total assets rather than in total liabilities, including the authoritative literature that supports your presentation.

Response to Comment No. 3

The Non-Guarantor Subsidiaries include the Rialto Investments and Lennar Financial Services segments. The assets for each of these segments are netted and presented as separate line items in the consolidating balance sheet. Cash and cash equivalents are included in their assets. The consolidating statement of cash flows reconciles total cash held by the Non-Guarantor subsidiaries including cash included in these line items. Therefore, there are no negative balances included in total assets. For the supplemental financial information, we combined the line items discussed above because Lennar Homebuilding restricted cash and Lennar Homebuilding receivables, net are less than 10% of the total assets, which complies with Article 10 of Regulation S-X. In addition, we believe that these amounts combined provide the information in sufficient detail to allow investors to determine the assets of the Non-Guarantor subsidiaries. Cash and cash equivalents, restricted cash and receivables, net combined total 0.8%, 0.6% and 0.8% of total assets of the Non-Guarantor subsidiaries as of February 28, 2013, November 30, 2012 and November 30, 2011, respectively.

Please see the following table for a detail of the cash and cash equivalents, restricted cash and receivables, net included in the balance sheet line item cash and cash equivalents, restricted cash and receivables, net and the cash included within the Rialto Investments segment and Lennar Financial Services segment line items (in thousands).

	Q1 2013	FY 2012	FY 2011
	Non-Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Balance Sheets
Lennar Homebuilding Cash and cash equivalents	$15,936	13,198	19,610
Lennar Homebuilding Restricted Cash	434	1,373	—
Lennar Homebuilding Receivables, net	5,973	5,974	5,310

Lennar Homebuilding Cash and cash equivalents, restricted cash and receivables, net	$22,343	20,545	24,920

Per Statements of Cash Flow:
Lennar Homebuilding Cash from above	$15,936	13,198	19,610
Rialto Investments segment Cash included in Rialto Investments assets line item	64,188	105,310	83,938
Lennar Financial Services segment cash included in Lennar Financial Services assets line item	53,978	46,384	23,801

Cash and Cash Equivalents at end of period	$134,102	164,892	127,349

Although there is no detailed guidance with respect to the presentation of consolidating financial statements related to supplemental information, we acknowledge there are alternative methods. Our preparation of the supplemental information relative to the activity between the Parent and its subsidiaries is consistent with the methodology we use to account for our equity method investees in our consolidated financial statements. We believe that this methodology is in accordance with GAAP.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

Comment No. 4

We note your response to comment nine in our letter dated March 22, 2013. We disagree with your analysis that the amount of deferred compensation constitutes non-equity incentive compensation because “the deferred amount creates essentially the same incentive” as a stock investment. Since any amount deferred should be disclosed in the appropriate column for the fiscal year in which it was earned, we continue to believe that you should disclose the deferred cash portion of the directors’ fees under “Fees Earned or Paid in Cash,” and the deferred stock portion under “Stock Awards,” in each case including footnote disclosure of the actual amount representing the deferred cash/stock portion of the directors’ fees. The amounts representing any dividends paid with regard to the Class A common stock should be disclosed, as applicable, as “All Other Compensation” in accordance with Item 402(k)(2)(vii)(I) of Regulation S-K.

Response to Comment No. 4

In future proxy statements, Lennar will disclose the deferred cash portion of the directors’ fees under “Fees Earned or Paid in Cash,” and the deferred stock portion under “Stock Awards,” in each case including a footnote disclosure of the actual amount representing the deferred cash/stock portion of the directors’ fees. The amounts representing any dividends paid with regard to the Class A common stock will be disclosed, as applicable, as “All Other Compensation” in accordance with item 402(k)(2)(vii)(I) of Regulation S-K.

Quarterly Report on Form 10-Q for the Period Ended February 28, 2013

(1) Basis of Presentation, page 7

Comment No. 5

We note the disclosures you provided regarding your accounting policies for Rialto management fees revenue in response to comment six in our letter dated March 22, 2013. In future filings, please expand your disclosure to clarify when during the earnings process the contract terms are met and you recognize revenues for management fees, underwriting fees, due diligence fees, and liquidation  fees. With respect to management fees, it is unclear if the contract terms are met when you receive the payment, when the fund or other vehicle is required to make the payment, or over the period in which you perform the services. Please also expand your disclosure to clarify how the amount of revenues recognized is determined. To the extent that the amount of revenue earned varies by type of product, please provide the disclosure for each material type of product. Please provide us with the disclosures you intend to include in future filings.

Response to Comment No. 5

In future filings, beginning with Lennar’s next Form 10-Q, Lennar will included the following expanded disclosure:

“The Rialto Investments segment provides services to a variety of legal entities and investment vehicles such as funds, joint ventures, co-investors, and other private equity structures to manage their respective investments. As a result, Rialto earns and receives investment management fees, underwriting fees and due diligence fees. These fees related to the Rialto Investments segment are included in Rialto Investments revenue and are recorded over the period in which the services are performed, fees are determinable and collectability is reasonably assured. Rialto receives investment management fees from investment vehicles based on 1) a percentage of committed capital during the commitment period and after the commitment period ends and 2) a percentage of drawn commitments less the portion of such drawn commitments utilized to acquire investments that have been sold (in whole or in part) or liquidated (except to the extent such drawn commitments are subsequently reinvested in other investments) or completely written off. Fees earned for underwriting and due diligence services are based on actual costs incurred.”

Comment No. 6

We note your statement that the amount of revenue can increase after meeting certain investment hurdles. In future filings, please disclose your accounting policy for recognizing incentive income/carried interest. Please ensure your policy distinguishes between incentive fees with and without claw back provisions. Please refer to the guidance in ASC 605-20-S99-1. Please also disclose the length of the performance periods (i.e., a quarter, one year, or life of the fund/investment product). Please disclose how you account  for incentive income received prior to the performance period, if applicable. Please provide us with the disclosures you intend to include in future filings.

Response to Comment No. 6

In future filings, beginning with Lennar’s next Form 10-Q, Lennar will include the following expanded disclosure:

“In certain situations, Rialto may earn additional fees when the return on assets managed exceeds contractually established thresholds. Such revenue is only booked when the contract terms are met, the contract is at, or near, completion and the amounts are known and collectability is reasonably assured. Since such revenue is recognized at the end of the life of the investment vehicle, after substantially all of the assets have been sold and investment gains and losses realized, the possibility of claw backs is limited. We believe the way we record Rialto Investments’ management fees revenue is a significant accounting policy because it applies to a significant, and growing, portion of Rialto Investments segment’s revenues.”

* * * *

If you would like to discuss any of the above responses to the Staff’s comments or any other matters relating to the Form 10-K, the proxy statement or the Form 10-Q, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana

Mark Sustana
General Counsel and Secretary

cc:	Era Anagnosti
Craig Slivka